09055071

COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 14884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIA ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
FEB 17 2009
Washington, DC
103

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

808 MOOREFIELD PARK DRIVE
(No. and Street)

RICHMOND | VA | 23236
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY A. ANONICK 804-612-5844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue | Norwood | MA | 02062
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
FEB 25 2009
THOMSON REUTERS

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, TIMOTHY A. ANONICK ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIA ADVISORS, INC. , as of DECEMBER 31, , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC-COMMONWEALTH OF VIRGINIA
JOHN G. SARRETT
COUNTY OF HENRICO
ID # 7138301
My Commission Expires
February 28, 2011

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIA ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
CBIA Advisors, Inc.

We have audited the accompanying statement of financial condition of CBIA Advisors, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the initial period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIA Advisors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
January 19, 2009

CBIA ADVISOS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	77,115
Due from non-customers		5,388
Organization costs, less accumulated amortization of $3,333		116,667
Other assets		2,395
	$	201,565

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,000
Due to stockholders		30,026
		32,026
Stockholders' equity:		
Common stock, $.01 par value, (100,000 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		159,000
Retained earnings		9,539
Total stockholders' equity		169,539
	$	201,565

The accompanying notes are an integral part of these financial statements.

CBIA ADVISORS, INC.

STATEMENT OF INCOME

FOR THE INITIAL PERIOD ENDED DECEMBER 31, 2008

Revenues:		
Fees	$	66,750
Expenses:		
Employee compensation and benefits		26,988
Communications and data processing		3,649
Occupancy		10,971
Other expenses		15,603
		57,211
Income before income taxes		9,539
Income taxes		-
Net income	$	9,539

The accompanying notes are an integral part of these financial statements.

CBIA ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE INITIAL PERIOD ENDED DECEMBER 31, 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid In Capital	Earnings	Totals
Balance at January 1, 2008	-	$ -	$ -	$ -	$ -
Capital contribution	100,000	1,000	159,000	-	160,000
Net income	-	-	-	9,539	9,539
Balance at December 31, 2008	100,000	$ 1,000	$ 159,000	$ 9,539	$ 169,539

The accompanying notes are an integral part of these financial statements.

CBIA ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE INITIAL PERIOD ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income	$	9,539
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		3,333
(Increase) Decrease in operating assets:		
Increase in due from non-customers		(5,388)
Increase in other assets		(2,395)
Decrease (Increase) in operating liabilities:		
Increase in accounts payable and accrued expenses		2,000
Net cash provided by operating activities		7,089
Cash flows from investing activities:		
Organization costs		(120,000)
Cash flows from financing activities:		
Issuance of common stock		1,000
Additional paid-in capital		159,000
Advances from stockholders		30,026
Net cash from financing activities		190,026
Increase in cash		77,115
Cash at beginning of the period		-
Cash at end of the period	$	77,115

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

CBIA ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Advisory Fees:

Fees are earned from advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

Revenue Recognition:

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned, with separate revenue recognition once each transaction is finalized.

Receivables from customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Organization costs:

The Company incurred organization costs on July 28, 2008. The Company is amortizing the cost over a period of fifteen years. Amortization expense for the current period was $3,333.

Income Taxes:

The Company uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Corporation's financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued):

Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The differences for the year ended December 31, 2008 is immaterial and therefore deferred taxes are not included in the accompanying financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 the Company had net capital of $45,089, which was $40,089 in excess of its required net capital of $ 5,000. The Company's net capital ratio was .71 to 1.

NOTE 3 – OPERATING LEASES

The Company conducts its operations from a facility that are currently leased under a three year non-cancelable operating lease which expires in July 2011.

Rent expense for the period was $ 10,971.

NOTE 3 – OPERATING LEASES (CONTINUED)

Future minimum rental payments required under the above non-cancelable operating lease as of December 31, 2008 are:

Year Ended December 31,	Rent Expense
2009	$ 26,396
2010	27,188
2011	16,134
	$ 69,718

NOTE 4 – CONCENTRATIONS

The Company derived 100% of its revenue from one customer in the initial period ending December 31, 2008.

CBIA ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
CBIA Advisors, Inc.

We have audited the accompanying financial statements of CBIA Advisors, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated January 19, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC
Norwood, Massachusetts
January 19, 2009

SCHEDULE I

CBIA ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 2,000	
Due to stockholders	30,026	
	$ 32,026	
NET CAPITAL:		
Common stock		$ 1,000
Additional paid in capital		159,000
Retained earnings		9,539
		169,539
ADJUSTMENTS TO NET CAPITAL:		
Due from non-customers		(5,388)
Organization costs		(116,667)
Other assets		(2,395)
		(124,450)
Net capital, as defined		$ 45,089
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 40,089
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.71 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 45,089
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 45,089

SCHEDULE II

CBIA ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

CBIA Advisors, Inc. is exempt under subparagraph (k)(2)(i) from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
CBIA Advisors, Inc.

In planning and performing our audit of the financial statements of CBIA Advisors, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Larry D. Liberfarb, PC
Norwood, Massachusetts
January 19, 2009

END